NO. 066279 10 0              13D                Page 3 of 7 Pages

    This Statement on Schedule 13D relating to the Common Stock, par value $.01 pershare (the "Common Stock"), of The Banker's Note, Inc. ("BKNT"), filed March 25, 1983, amended by Amendment No. 1 dated January 7, 1986, Amendment No. 2 dated November 7, 1986, Amendment No. 3 dated
October 30, 1987, Amendment No.4 dated February 5, 1988, Amendment
No. 5 dated March 31, 1988, Amendment No. 6 dated June 13, 1988,
Amendment No. 7 dated September 14, 1988, Amendment No. 8 dated
February 10, 1989, Amendment No.9 dated October 20, 1989, Amendment
No. 10 dated March 8, 1990, Amendment No. 11 dated May 10, 1991,
Amendment No. 12 dated July 13, 1992, Amendment No. 13 dated February
25, 1994, Amendment No.14 dated March 25, 1994, and Amendment No. 15 dated December 26, 1994, is amended and restated as follows:

Item 1.  Security and Issuer.

    The Item 1 response is restated in its entirety as follows:

    This restated Schedule 13D relates to the Common Stock of BKNT, the principal executive offices of which are located at 4900 Highlands Parkway, Smyrna, Georgia 30082.

Item 2.  Identity and Background.

    The Item 2 response is restated in its entirety as follows:

    This restated Schedule 13D is filed by Martin S. Suchik ("Suchik"), a
United States citizen, the business address of whom is 4900 Highlands
Parkway, Smyrna, Georgia 30082. Suchik is presently the chief executive officer of BKNT, the address of which is the same as Suchik's business address. Suchik is the nephew of Steve Toth, Jr. ("Toth"), a director and owner of more than 10% of the outstanding shares of BKNT. During the last five years, Suchik has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

    The Item 3 response incorporates all previous filings of Suchik and is hereby amended by adding the following:

    The first purpose of this Amendment No. 16 is to report that, as of December 31, 1996, Suchik directed that 50,000 of his shares be transferred to trusts for the benefit of his three children.

NO. 066279 10 0          13D                Page 4 of 7 Pages

    As of the date of this Amendment No. 16, after considering the gifts (and the corrections described below), Suchik holds 615,000 shares of Common
Stock for himself and 11,113 shares in his self-directed IRA.  Mr. Doug
Daniel, 750 Hammond Drive, Building 6, Suite 300, Atlanta, Georgia 30328, is the independent trustee for trusts created for the benefit of Suchik's two adult children and one minor child, Kendra Lynn, Steven Eckard and Kelly
Shorb, respectively. Such trusts now hold 131,751, 142,312 and 142,312 shares, respectively. Heretofore, Suchik made aggregate gifts of 60,000, 37,500, 28,560, 28,560, 127,000, 85,710, 46,920, and 50,000 shares made on
December 18, 1987, February 16, 1988, January 4, 1990, February 5, 1990,
July 13, 1992, December 30, 1993, December 9, 1994, and December 31,
1996, respectively, (such shares, less 47,875 shares sold to date, being defined as the "Children's Trusts Shares"). Suchik disclaims beneficial ownership of all Children's Trusts Shares; notwithstanding such disclaimer, such shares are included with Suchik's shareholdings.

    The second purpose of this Amendment No. 16 is to report that Amendment No. 3 failed to report that Suchik's IRA bought 258 shares (now 387 post-September 1987 3-for-2 stock split) for $7.75 each on May 4, 1987. The effect of such omission has been to understate Suchik's share ownership by 258 (now 387) shares since Amendment No. 3.

    The third purpose of this Amendment No. 16 is to report that Amendment No. 13 erroneously reported that Suchik had given 5,000 shares to his church in 1992; such gift actually occurred in April 1989 and was reported in Amendment No. 10. The effect of such duplicate report has been to understate Suchik's share ownership by 5,000 shares since Amendment No. 13.

    The fourth purpose of this Amendment No. 16 is to report that the agreements governing 510,000 shares of Common Stock controlled by S.K. Chow expired in November 1996. Suchik no longer has any shared voting power regarding such shares.

    The fifth purpose of this Amendment No. 16 is to report that BKNT will issue 7,563,077 shares as of February 1, 1997 pursuant to a plan of merger between BKNT, an acquisition subsidiary of BKNT, and AA Acquisitions
Corp. Such issuance would materially dilute Suchik's percentage ownership in BKNT.

    The sixth purpose of this Amendment No. 16 is to report that the January 18, 1994 Voting Agreement which Suchik has with his uncle, Steve Toth, Jr., and Toth's affiliates (the "Voting Agreement"), governs more shares than previously reported. In September 1995, the CLT Partnership (of which Toth is the controlling partner) partially exercised an 825,000 share option and was issued
NO. 066279 10 0              13D                Page 5 of 7 Pages

400,000 additional shares. Those 400,000 shares, together with the 776,000 shares issued Toth and his personal trust, are subject to the Voting Agreement.

    Of the 7,563,077 shares issuable in the February 1, 1997 plan of merger described above, (i) 6,652,483 shares are owned by Visual Services, Inc., of which Toth is the majority owner, (ii) 455,297 shares are owned by a trust for the benefit of Toth's adult child, the trustee of which is Toth's spouse, and
(iii) 230,000 and 225,297 shares are owned by trusts for a senior officer of Visual Services, Inc. and his spouse. While Suchik and Toth disclaim beneficial ownership of the 455,297 trust shares and the 455,297 officer's shares, none of such shares, nor the 6,652,483 shares owned by Visual Services, Inc., are included with Suchik's holdings because the Voting Agreement has not been amended to include such shares.

Item 4.  Purpose of Transaction.

    The Item 4 response is not amended in any way.

Item 5.  Interest in Securities of the Issuer.

    The Item 5 response is amended by deleting the first paragraph of Section
(a) in its entirety and replacing such paragraph with the following:

    (a) As of the date of this Amendment No. 16, Suchik beneficially owned 2,218,488 shares of the Common Stock, or approximately 18.34% of the 12,096,087 outstanding shares (excluding 1,091,122 treasury shares):

    (1) Of the 2,218,488 shares in which Suchik is deemed to have a beneficial interest, Suchik holds and votes only 615,000 shares directly, which are subject to the Voting Agreement committing Suchik to vote for Toth and his nominee to BKNT's Board of Directors (the "Board"); notwithstanding such commitment, Suchik is hereby deemed to have sole voting power over such shares. In addition, Suchik holds 11,113 shares in his self-directed Individual Retirement Account, for which he has sole voting and dispositive powers.

    (2) The 416,375 Children's Trusts Shares are held in parts of 131,751, 142,312 and 142,312 shares by an independent trustee for the benefit of Suchik's three children.Suchik disclaims beneficial ownership of all such shares, since he has no right to direct the independent trustee to vote, or direct the disposition of, the Children's Trusts Shares. However, the trustee may be reasonably expected not to oppose Suchik's initiatives and Suchik is hereby deemed to have shared voting and dispositive powers regarding such shares.

NO. 066279 10 0              13D                Page 6 of 7 Pages

    (3) The 1,176,000 shares of Common Stock held directly and indirectly by Toth are subject to the Voting Agreement. Such agreement grants Suchik the right to vote the 400,000 shares held by the CLT Partnership, the 775,000 shares held by the Steve Toth, Jr. Trust (the "Toth Trust", which is for Toth's benefit), and the 1,000 shares held by Toth (the shares held by the Toth Trust and Toth have since been assigned to the CLT Partnership for its use). The Voting Agreement provides that Toth, the Toth Trust and CLT will vote in favor of such nominees to BKNT's Board as shall be nominated by BKNT's
Board; accordingly, Suchik is hereby deemed to have shared voting power but no dispositive power concerning shares held by Toth, the Toth Trust and CLT. The Voting Agreement would apply to the remaining 425,000 option shares which CLT may purchase from BKNT before May 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    The Item 6 response is not amended in any way.

Item 7.  Materials to Be Filed as Exhibits.

    None.

                         S I G N A T U R E

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February ____, 1997



                                   Martin S. Suchik

NO. 066279 10 0              13D                Page 7 of 7 Pages

               Exhibit Index Required by Rule 0-3(c)



            Exhibit
Exhibit I.  Voting Agreement dated as of January 18, 1994.

Sequential Page Number in
Numbering System Required by
         Rule 0-3(b)

Filed with Amendment No.13 to Schedule 13D dated February 25, 1994.